Ecopetrol Information on the STAR project

BOGOTA, Colombia, July 17, 2014 /PRNewswire/ -- Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) reports the following in response to notification number 2014063145-000-000 of the Financial Superintendency of Colombia, whereby a statement is requested "concerning the truthfulness of the information published" in the media relating to the STAR technology pilot project:

1. On June 4, 2014, the Company replied to the questions posed in the right of petition filed by Senator Jorge Enrique Robledo on May 28, 2014 regarding the Rubiales field and the STAR project. The Company's response was based on the information that was available to it on the date of its reply and on the information provided to the Company by the operator of the Quifa field, Meta Petroleum, a subsidiary of Pacific Rubiales Energy.

2. With regard to the production figures for the project, Ecopetrol replied that such figures were the result of a preliminary evaluation of the Star project (reported on October 31, 2013) and were "according to the information provided by the operator Meta Petroleum . . . ."

The Company also highlighted that the data submitted for real production from the wells of the Star project came from "public information reported by the operator Meta Petroleum (Subsidiary of Pacific Rubiales) on ministry forms delivered to the National Hydrocarbon Agency (ANH - Agencia Nacional de Hidrocarburos)."

3. Ecopetrol declared that as of the date of its response (June 4, 2014), the technical teams continued to evaluate the results of the project. The Company's response was as follows:

"It is important to clarify that the technical teams are still evaluating the results obtained in the execution of the Star Project for the purpose of issuing a joint declaration concerning the technical results thereof. The foregoing, in accordance with the instructions given jointly by the board of directors of both companies."

At present, Ecopetrol is continuing to evaluate the results of the STAR project and has not issued an opinion on the matter.

Ecopetrol is Colombia's largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 50 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company's business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Téllez
Phone: + 571-2345377
Email: mtellez@ecopetrol.com.co

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